SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934

                              PLD Telekom Inc.
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                              (Name of Issuer)

                        Common Stock $.01 par value
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                      (Title of Class and Securities)

                                 69340T 10
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                   (CUSIP Number of Class of Securities)

                          Arthur M. Siskind, Esq.
                       c/o News America Incorporated
                        The News Corporation Limited
                        1211 Avenue of the Americas
                          New York, New York 10036
                               (212) 852-7000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                            Alan G. Straus, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-2037

                                May 18, 1999
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                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss. 240.13d-1(e), 240.13d- 1(f) or
240.13d-1(g), check the following:       ( )

Note. Schedule filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

-------------------------

   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 69340T 10

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   (1) NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         The News Corporation Limited
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   (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
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   (3) SEC USE ONLY

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   (4) SOURCE OF FUNDS
         WC
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   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)      (  )
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   (6) CITIZENSHIP OR PLACE OF ORGANIZATION

         South Australia, Australia
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      NUMBER OF SHARES        (7)  SOLE VOTING POWER
        BENEFICIALLY                   18,436,149
          OWNED BY            ------------------------------------------------
            EACH              (8)  SHARED VOTING POWER
          REPORTING                    -0-
           PERSON             ------------------------------------------------
            WITH              (9)  SOLE DISPOSITIVE POWER
                                       18,436,149
                              ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                       -0-
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,436,149
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (  )
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      44%
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(14) TYPE OF REPORTING PERSON

      CO
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CUSIP No. 69340T 10

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   (1) NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         News America Incorporated
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   (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
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   (3) SEC USE ONLY

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   (4) SOURCE OF FUNDS
         WC
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   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)       (  )

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   (6) CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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      NUMBER OF SHARES        (7)  SOLE VOTING POWER
        BENEFICIALLY                   18,436,149
          OWNED BY            ------------------------------------------------
            EACH              (8)  SHARED VOTING POWER
          REPORTING                    -0-
           PERSON             ------------------------------------------------
            WITH              (9)  SOLE DISPOSITIVE POWER
                                       18,436,149
                              ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                       -0-
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        18,436,149
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (   )
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        44%
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(14) TYPE OF REPORTING PERSON

        CO
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CUSIP No. 69340T 10

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   (1) NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         News PLD LLC
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   (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
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   (3) SEC USE ONLY

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   (4) SOURCE OF FUNDS
         N/A
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   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)       (  )

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   (6) CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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      NUMBER OF SHARES        (7)  SOLE VOTING POWER
        BENEFICIALLY                   14,631,780
          OWNED BY            ------------------------------------------------
            EACH              (8)  SHARED VOTING POWER
          REPORTING                    -0-
           PERSON             ------------------------------------------------
            WITH              (9)  SOLE DISPOSITIVE POWER
                                       14,631,780
                              ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                       -0-
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,631,780
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (   )
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        38.41%
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(14) TYPE OF REPORTING PERSON

        OO
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CUSIP No. 69340T 10

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   (1) NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         K. Rupert Murdoch
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   (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
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   (3) SEC USE ONLY

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   (4) SOURCE OF FUNDS

         WC
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   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)      (  )

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   (6) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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      NUMBER OF SHARES        (7)  SOLE VOTING POWER
        BENEFICIALLY                   18,436,149
          OWNED BY            ------------------------------------------------
            EACH              (8)  SHARED VOTING POWER
          REPORTING                    -0-
           PERSON             ------------------------------------------------
            WITH              (9)  SOLE DISPOSITIVE POWER
                                       18,436,149
                              ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                       -0-
------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,436,149
------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (   )

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      44%
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(14) TYPE OF REPORTING PERSON

      IN
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                      AMENDMENT NO. 2 TO SCHEDULE 13D

      This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D (as previously amended pursuant to Amendment No. 1, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "PLD Common Stock"), of PLD Telekom Inc., a Delaware corporation (the "Company"), filed jointly on behalf of The News Corporation Limited, a South Australia, Australia corporation ("News Corporation"), News America Incorporated, a Delaware corporation ("News America"), News PLD LLC, a Delaware limited liability company ("News PLD LLC"), and K. Rupert Murdoch (collectively, the "Reporting Persons"). Terms used and not defined in this Amendment have the meaning set forth in the Schedule 13D.

      On May 19, 1999, in connection with the proposed merger (the "Merger") pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among the Company, Metromedia International Group, Inc., a Delaware corporation ("Metromedia"), and a newly formed subsidiary of Metromedia, (i) News America and News PLD LLC entered into a Voting Agreement (the "Voting Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement") with Metromedia and (ii) News America entered into a Letter Agreement with Metromedia (the "Letter Agreement"). Copies of the Voting Agreement, Registration Rights Agreement and Letter Agreement are attached hereto as Exhibits 1, 2 and 3 respectively and are incorporated herein by reference.

        On April 22, 1999, the Company and News America amended the Revolving Credit Agreement to increase the amount available thereunder from $9,100,000 to $9,550,000, and the Company issued a PLD Note in an aggregate principal amount of $450,000. The PLD Note is convertible at the option of News America into 213,068 shares of PLD Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

        The funds used by News America to acquire the PLD Note were provided from working capital. The information set forth, or incorporated by reference, in the Introduction to this Amendment is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

        Pursuant to the terms of the Voting Agreement, News America and News PLD LLC agreed to vote the PLD Common Stock beneficially owned by them at any meeting of the stockholders of the Company in favor of the Merger Agreement and the transactions contemplated thereby and against any other proposal for an extraordinary corporate transaction involving the Company or any other action or agreement which could reasonably be expected to (i) result in a breach of any covenant, representation or warranty of the Company under the Merger Agreement, (ii) result in the conditions to the Company's obligations under the Merger Agreement not being fulfilled or
(iii) impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement. In addition, Metromedia Company, which with its partners is the largest stockholder of Metromedia, has agreed to grant News America and News PLD LLC tag-along rights on sales by Metromedia Company of common stock of Metromedia in certain circumstances after consummation of the Merger. No additional consideration was paid by or to News America or News PLD LLC in connection with the execution of the Voting Agreement other than the mutual covenants and agreements set forth therein. The Voting Agreement will terminate upon the earlier to occur of (x) the closing of the transactions contemplated by the Merger Agreement and (y) the termination of the Merger Agreement in accordance with its terms.

        Pursuant to the terms of the Registration Rights Agreement, Metromedia has agreed to file and to use its reasonable best efforts to have declared effective by the Securities and Exchange Commission no later than six months after the effective date of the Merger, subject to delay in certain circumstances, a Shelf Registration Statement (the "Shelf Registration Statement") for the purpose of registering under the Securities Act of 1933, as amended, the common stock, par value $1.00 per share (the "Metromedia Common Stock"), of Metromedia to be acquired by News America and News PLD LLC in the Merger. Metromedia has agreed to use its reasonable best efforts to keep the Shelf Registration Statement continuously effective and usable for the sale of Metromedia Common Stock until the earlier of (x) the date all shares of Metromedia Common Stock covered by the Shelf Registration Statement have been sold and (y) two years from the date of effectiveness of the Shelf Registration Statement (plus, if applicable, the amount of time which has elapsed during any Delay Periods or Interruption Periods (each as defined therein)). In addition, pursuant to the terms of the Registration Rights Agreement, Metromedia has extended to News America and News PLD LLC certain incidental registration rights with respect to the registration of Metromedia Common Stock prior to the effectiveness of the Shelf Registration Statement.

        Pursuant to the terms of the Letter Agreement, News America agreed that it will not exercise any of its rights under the Revolving Credit Agreement or any note or guarantee issued thereunder until the earlier to occur of (x) the Closing Date (as defined in the Merger Agreement) and (y) the date the Merger Agreement is terminated or expires in accordance with its terms (the "Pre-Closing Period"). News America further agreed that during the Pre-Closing Period it will not (i) exercise its rights under the Revolving Credit Agreement or any note issued thereunder to convert any amounts owed under the PLD Notes into shares of PLD Common Stock or (ii) exercise its rights upon the occurrence of any default under the Revolving Credit Agreement during the Pre-Closing Period; provided, however, that notwithstanding News America's agreement not to exercise remedies during the Pre-Closing Period, any amounts otherwise coming due under the Revolving Credit Agreement, whether at maturity or otherwise, will be immediately due and payable, without any action required by News America, upon the termination or expiration of the Merger Agreement or in connection with any bankruptcy proceeding. Substantially simultaneously with the completion of the Merger, in consideration for the cancellation of the PLD Notes and all other obligations outstanding under the Revolving Credit Agreement, Metromedia will, or will cause the Company to, (i) pay to News America the principal amount of the PLD Notes outstanding on such date together with accrued and unpaid interest on the PLD Notes at a rate of 10% per annum (in lieu of the rate of 20% per annum specified in the Revolving Credit Agreement) and (ii) cause the Guarantees (as defined in the Revolving Credit Agreement) and all obligations of News America thereunder to be canceled with no liability to News America. The Letter Agreement will terminate upon the termination or expiration of the Merger Agreement in accordance with its terms.

        The Merger Agreement provides that, in connection with the consummation of the Merger, Metromedia will take such action as is required to expand the size of its Board of Directors to include two new directors. Pursuant to the terms of the Merger Agreement, News America is entitled to designate one of the two new directors to be appointed to the Board of Directors of Metromedia.

Item 5. Interest in Securities of the Issuer.

        News PLD LLC beneficially owns 14,631,780 shares of Common Stock as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), representing approximately 38.41% of the outstanding Common Stock. Each of News Corporation, News America, and Mr. Murdoch, as persons who may be deemed to control News PLD LLC, may be deemed to beneficially own the shares owned by News PLD LLC. In addition, each of News Corporation, News America and Mr. Murdoch may be deemed to beneficially own 3,804,369 shares of Common Stock into which the PLD Notes are convertible, representing approximately 9.13% of the Common Stock assuming conversion of the PLD Notes. However, as stated above in Item 4 of this Amendment, News America further agreed that during the Pre-Closing Period it will not exercise its rights under the Revolving Credit Agreement or any note issued thereunder to convert any amounts owed under the PLD Notes into shares of PLD Common Stock. Each of the Reporting Persons has sole voting or dispositive power with respect to the shares of Common Stock which they beneficially hold. None of the Reporting Persons share voting and dispositive power with respect to any shares of Common Stock which they beneficially hold. For purposes of computing the percentage beneficial ownership of the Reporting Persons, the total number of shares of PLD Common Stock considered to be outstanding is 37,846,789 (based on the Company's Form 10-Q for the quarter ended March 31, 1999) plus the number of shares of PLD Common Stock that each of the Reporting Persons has the right to acquire beneficial ownership within 60 days pursuant to the exercise of any option, warrant or right or the conversion of any security.

        Except for the transactions described in this Amendment or Amendment No. 1 to the Schedule 13D, no transactions were effected by the Reporting Persons in the PLD Common Stock during the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The information set forth, or incorporated by reference, in the Introduction to this Amendment and Item 3 is hereby incorporated herein by reference.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 7. Material to be Filed as Exhibits.

     Document                                                      Exhibit No.
     --------                                                      -----------

Voting Agreement, dated as of May 18, 1999, by and among                1
Metromedia International Group, Inc., News America
Incorporated and News PLD LLC, and for purposes of
Section 5.5 only, Metromedia Company (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K of Metromedia International group Inc. filed
May 20, 1999 (File No. 1-05706)).

Registration Rights Agreement, dated as of May 18, 1999,                2
by and among Metromedia International Group, Inc., News
America Incorporated and News PLD LLC (incorporated by reference to Exhibit 99.4 of the Current Report on Form
8-K of Metromedia International group Inc. filed May 20, 1999
(File No. 1-05706)).

Letter Agreement, dated May 18, 1999, by and between                    3
Metromedia International Group, Inc. and News America
Incorporated (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K of Metromedia International group Inc. filed May 20, 1999 (File No. 1-05706)).

Agreement of Joint Filing, dated April 12, 1999, by                     4
and among The News Corporation Limited, News America
Incorporated, News PLD LLC and K. Rupert Murdoch
(incorporated by reference to Amendment No. 1 to the Schedule 13D filed on April 12, 1999).



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

                                    THE NEWS CORPORATION LIMITED


Dated:  May 27, 1999                By: /s/Arthur M. Siskind
                                       ------------------------------------
                                       Name:  ARTHUR M. SISKIND
                                       Title: DIRECTOR



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                                    NEWS AMERICA INCORPORATED


Dated:  May  27, 1999               By: /s/ Arthur M. Siskind
                                        --------------------------------------
                                        Name:  ARTHUR M. SISKIND
                                        Title: DIRECTOR



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                                    NEWS PLD LLC


Dated: May 27, 1999                 By: /s/ Lawrence Jacobs
                                        --------------------------------------
                                        Name:  LAWRENCE JACOBS
                                        Title: VICE PRESIDENT



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.



Dated: May 27, 1999                 /s/ K. Rupert Murdoch
                                    ------------------------------------------
                                    K. RUPERT MURDOCH